Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

November 20, 2006

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

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Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated November 20, 2006 referring to "Notice Concerning the Recent Newspaper Reports" [English translation].

2. Press Release dated November 20, 2006 referring to "Rengo, Nippon Paper Group, and Sumitomo Corporation Agree Strategic Alliance" [English translation].

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dlw 11/28

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku Tokyo 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

Company: Sumitomo Corporation
Representative: Motoyuki Oka, President and CEO
Stock code: 8053

Notice Concerning the Recent Newspaper Reports

Tokyo, November 20, 2006 - It was reported in the morning edition of news paper 'Nihon Keizai Shimbun' dated November 19 and 20, 2006, that Sumitomo Corporation, Rengo Co., Ltd. and Nippon Paper Group, Inc. had agreed on a strategic alliance and cross shareholding.

It is true that we, Sumitomo Corporation, is studying this alliance, however, no conclusion has not come up yet at this moment. If there is any further progress, we will inform you as soon as possible.

Company:	Rengo Co., Ltd.
Representative:	Kiyoshi Otsubo, President and CEO
Stock code:	3941

Company	Nippon Paper Group, Inc.
Representative:	Masatomo Nakamura, President and CEO
Stock code:	3893

Company:	Sumitomo Corporation
Representative:	Motoyuki Oka, President and CEO
Stock code:	8053

Rengo, Nippon Paper Group, and Sumitomo Corporation Agree Strategic Alliance

Tokyo, November 20, 2006 – Rengo Co., Ltd., ("Rengo") the Nippon Paper Group, Inc., ("Nippon Paper Group") and Sumitomo Corporation ("Sumitomo") today signed a Memorandum of Understanding (MOU) for a strategic alliance.

This alliance is an initiative by the three firms to address the tough operating environment in Japan's domestic paperboard and packaging industry and overcome increasingly intense competition in Asian and other overseas markets.

Rengo, Nippon Paper Group and Sumitomo Corporation today agreed to work towards a basic contract to form a strategic operational and capital alliance. Under this contract, all parties would agree to leverage their individual and collective strengths to increase international competitiveness and reinforce their core operations. At the same time, they will respect each other's autonomy in managing their individual paper and packaging businesses, promote healthy competition and the maximization of corporate value.

Agreement Outline

1. Goals of Strategic Alliance

i. Further strengthen the partners' core paperboard and packaging businesses, work more closely together in overseas markets by harnessing Sumitomo's domestic and overseas networks, and cultivate new growth areas. These efforts are aimed at enhancing corporate value amid growing global competition.

ii. Leverage synergies to maintain large presences in the domestic market, building a leadership position in the Asian market.

iii. Go beyond supplying materials to delivering optimal solutions to customers.

2. Capital Alliance

The three companies will acquire and retain shares in each other to cement their strategic alliance.

i. Rengo will acquire 3% of Nippon Paper Group's outstanding common stock by March 31, 2008.

ii. Nippon Paper Group will acquire 5% of Rengo's outstanding common stock by March 31, 2008.

iii. Sumitomo will transfer Rengo shares that consolidated subsidiary Sumisho Paper Co., Ltd., holds (1.5% of Rengo's outstanding common stock) to Nippon Paper Group in exchange for 0.6% of the latter's outstanding common stock, representing an equivalent value. The shares transferred to Nippon Paper Group will become part of that company's abovementioned stake in Rengo.

Capital Structure of the Alliance


Rengo
Nippon Paper Group
Sumitomo
3%
5%
3%
(Current holding)
0.1%
(Current holding)
0.6%

3. Operational Goals for the Strategic Alliance

i. Formulate a comprehensive strategy to restructure and strengthen the packaging businesses within Nippon Paper Group.
ii. Expand the scope of the Firms' joint supply network as part of efforts to restructure overall paperboard production (principally containerboard and boxboard) and work together to cut logistics costs.
iii. Leverage Sumitomo's domestic and overseas networks to strengthen raw materials procurement operations and enhance marketing activities.
iv. Jointly scrap and build containerboard facilities.
v. Share technological and human resources in the paperboard and packaging businesses.
vi. Identify and cultivate new growth areas in packaging business.
vii. Other mutually agreed initiatives.

4. Timeframe

The three Firms aim to sign a final agreement by February 28, 2007.